Exhibit 99.1

August 16, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:   Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Closing of Sale of Royal Senior Care Assets.

Further to the Company’s immediate report dated May 31, 2012, the Company is pleased to report that on August 15, 2012, it completed the sale of 12 senior housing facilities that were wholly-owned by Royal Senior Care (a company in which the Company holds a 60% interest and whose financial results are proportionately consolidated by the Company) (“RSC”). RSC is active in the senior housing field in the United States.

The properties include 1,310 residential units, sold for a total consideration of approximately U.S.$ 230 million, before deal expenses (of which the Company’s share is U.S.$ 138 million).

RSC will continue to own and manage its joint venture interest in two senior housing facilities, one fully owned senior housing community, and a tract of land held for future development.

As result of this transaction, the Company is expected to record a gain of approximately US$ 18 million (approximately NIS 70 million) and net proceeds of approximately US$ 70 million (approximately NIS 285 million), all after deal expenses but before taxes.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.